Exhibit 99.1

DHT Maritime, Inc. Reports First Quarter 2009 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, May 19, 2009 – DHT Maritime, Inc. (NYSE:DHT) today announced results for the period from January 1 to March 31, 2009. Total revenues for this period were $29.8 million and net income was $6.9 million, or $0.17 per share (diluted). Effective January 1, 2009 DHT no longer accounts for interest rate swaps as hedges for accounting purposes and as a result, net income for the first quarter of 2009 includes non-cash financial expenses related to interest rate swaps totaling $3.5 million. Adjusted for these non-cash financial expenses net income was $10.4 million and earnings per share was $0.26. Distributable cash flow per share for the quarter was $0.481.

The Board of Directors of DHT has decided to pay a dividend of $0.25 per share for the first quarter 2009.  The dividend will be paid on June 16, 2009 to shareholders of record as of the close of business on June 3, 2009.

DHT plans to host a conference call at 8:30 am ET on May 19, 2009 to present the results for the quarter. See below for further details.

Accounting Changes

Effective January 1, 2009, DHT changed the basis on which it prepares its financial statements from U.S. GAAP, to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  Previously reported financial statements have been converted to IFRS, but did not result in any changes to the Statement of Operations for 2008, and the changes to the Balance Sheet as of January 1, 2008 and December 31, 2008 are immaterial.  A conversion document has been prepared and includes a further discussion of the change to IFRS including Balance Sheet as of January 1, 2008 and December 31, 2008 in accordance with IFRS. The conversion document has been filed as an attachment to the interim financial report filed with the SEC on form 6-K.

1 Distributable cash flow is equal to net income plus depreciation plus non-cash financial expenses related to interest rate swaps.

In addition, effective January 1, 2009, DHT changed the way it accounts for interest rate swaps. The Company will no longer account for its interest rate swaps as hedges for accounting purposes. Therefore, effective January 1, 2009, changes in the fair value of our interest rate swaps and amortization of unrealized loss on interest rate swaps of $26.4 million as of December 31, 2008 will be reflected in the Company’s statement of operations. In the quarter ended March 31, 2009, non cash expenses related to the interest rate swaps totaled $3.5 million, of which $2.7 million is included in interest expense.

First Quarter 2009 Results

Total revenues for the first quarter were $29.8 million, an increase of $4.9 million compared to the first quarter of 2008.  Total revenues for the quarter consisted of $22.5 million in base charter hire and $7.3 million in additional hire under the company’s profit sharing arrangements with the charterer of DHT’s vessels, Overseas Shipholding Group, Inc. ("OSG"). Of the total base charter hire, $17.8 million relates to the seven vessels on time charter and $4.7 million relates to the two vessels on bareboat charter. Of the additional hire, $4.6 million relates to the three Very Large Crude Carriers (“VLCCs”), $2.3 million relates to the four Aframax tankers and $0.4 million relates to one of the Suezmax tankers, the Overseas Newcastle.

Through the profit sharing elements of the time charter agreements for the VLCCs and the Aframax tankers, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net time charter equivalent (“TCE”) earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The Overseas Newcastle has a profit sharing arrangement whereby DHT earns an additional amount equal to 33% of the vessel’s TCE earnings above $35,000 per day.

In the quarter ended March 31, 2009, DHT’s VLCCs achieved average TCE earnings in the commercial pool of $45,400 per day (compared to $62,300 per day in the fourth quarter of 2008 and $96,100 per day in the first quarter of 2008) and the three Aframax tankers which operate in the Aframax International pool achieved average TCE earnings of $30,200 per day (compared to $35,200 per day in the fourth quarter of 2008 and $33,600 per day in the first quarter of 2008). The Suezmax tanker Overseas Newcastle achieved average TCE earnings for the first quarter of $39,600 per day (compared to $45,100 per day in the fourth quarter 2008 and $38,000 per day in the first quarter of 2008).

The revenue days for the quarter were 269 for the VLCCs (compared to 270 revenue days in the first quarter of 2008) and 348 for the Aframaxes (compared to 364 revenue days in the first quarter of 2008). The Aframax Overseas Rebecca had 11 off hire days in the quarter related to scheduled drydocking which is expected to be completed in the second quarter 2009.

DHT’s vessel expenses for the quarter, including insurance costs, were $7.1 million reflecting the new technical management contracts effective January 16, 2009. Depreciation and amortization expenses were $6.5 million, general and administrative expenses were $1.1 million and net finance expenses were $8.3 million of which $3.5 million were non cash expenses related to the interest rate swaps.

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Market Update

DHT’s policy of employing the vessels on medium to long term charters is benefitting the Company in a period where there is a significant downward trend on freight rates.  A significant number of vessels are used for storage as a result of an oil price contango.  This, together with an increase in transportation distances and reduced viability of single hull tankers, has helped to better balance the demand and supply factors although not sufficiently to offset the increase in the fleet from newbuilding deliveries and the effect of cuts in OPEC production.

With the profit sharing arrangement for DHT’s vessels based on a four quarter rolling average, there is potential for the vessels to also earn additional hire and generate cash flow over and above the base hire in the second quarter of 2009.

The strength of DHT’s balance sheet is serving the Company well at a time when there is pressure on vessel values.  With its current liquidity position of approximately $100 million and steady future cash flow from period charters with OSG, the Company is well positioned in the current economic downturn.

For the second quarter of 2009 the pools in which DHT’s VLCCs and Aframax tankers operate report booking of pool capacity as of April 17, 2009 at TCE rates averaging $37,000 per day for the VLCCs with 44% the second quarter revenue days booked and $22,500 per day for the Aframax tankers with 33% of the second quarter revenue days booked. Also, OSG has reported that 44% of the second quarter Suezmax days have been booked at an average TCE of $23,000 per day.

Vessels’ Charter Arrangements and Vessel Operations

Of the fleet of nine vessels, seven vessels are time chartered to OSG until the second quarter of 2012 to the second quarter of 2013. The two Suezmax tankers are bareboat chartered to OSG until 2014 and 2018, respectively.

The Company expects the base hire component of each of its charters will provide for stable cash flow during the current volatile and uncertain market, as the charters provide for fixed monthly base hire payments regardless of prevailing market rates, so long as the vessel is not-off hire. In addition, with respect to eight of the nine charters, if market rates exceed the daily base hire rates set forth in such charters, DHT will have the opportunity to participate in any such excess under the profit sharing component of the applicable charter arrangements.

DHT’s two Suezmax tankers which are bareboat chartered to OSG, have their charter hire payable 365 days per year, and no operating expenses for the account of DHT. The vessels provide for stable earnings over the period of the charters. One of the two Suezmax tankers, the Overseas Newcastle, has a profit sharing arrangement.

Unlike the vessels on bareboat charter, vessels on time charter may go off-hire. The seven vessels on time charter are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections that result in off-hire. In addition to scheduled off-hire, these vessels may be subject to unscheduled off-hire for ongoing maintenance purposes.  Total off-hire for running repairs and mandatory inspections amounted to 13 days during the first quarter of 2009, of which 11 days relate to the Overseas Rebecca’s which is currently undergoing Class Special Survey at Gdansk, Poland as well as ensuring compliance with the charterers’ requirements.

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Overseas Ania is scheduled to undergo Class Special Survey in the third quarter of 2009, and is expected to be off-hire for approximately 40 days.

Overseas Ann is currently scheduled to undergo Class Interim Survey mid-May in Fujairah, followed by Overseas Chris in the third quarter and Overseas Regal in early 2010. It is estimated that each vessel will be off-hire for approximately 5 – 10 days.

Following completion of the above surveys no vessel is expected to undergo any mandatory Class Survey until 2011.

Recent Developments

In April 2009 DHT issued 9.4 million shares in a follow-on public offering of common stock which included the exercise of an overallotment option granted to the underwriters.  DHT raised approximately $38.6 million from the offer after expenses and fees.  The offering saw strong demand from investors and was increased from 6.5 million shares. The new capital strengthened DHT’s balance sheet and has positioned the Company for future potential growth and enhanced its ability to weather the current difficult economic environment.

Effective April 20, 2009, American Stock Transfer & Trust Company, LLC become the new registrar and transfer agent for the Company's common stock.

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FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	1Q 2009 Jan 1 - March 31, 2009	1Q 2008 Jan 1 - March 31, 2008	2008 Jan 1 - Dec 31, 2008

Shipping revenues	29,810	24,889	114,603

Vessel expenses	7,090	4,713	21,409
Depreciation and amortization	6,465	6,193	25,948
General and administrative	1,109	1,001	4,766
Total operating expenses	14,664	11,907	52,123

Income from vessel operations	15,146	12,982	62,480

Interest income	94	148	1,572
Interest expense (1)	7,541	5,505	21,904
Fair value gain/(loss) on derivative financial instrument	(840)

Net income	6,859	7,625	42,148

Basic net income per share	0.17	0.25	1.17
Diluted net income per share	0.17	0.25	1.17

Weighted average number of shares (basic)	39,254,558	30,030,811	36,055,422
Weighted average number of shares (diluted)	39,254,558	30,030,811	36,055,422

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Profit for the period	6,859	7,625	42,148

Other comprehensive income:
Cash flow hedges	2,669	(11,726)	(16,208)

Total comprehensive income for the period	9,528	(4,101)	25,940

(1) 1Q 2009 includes $2,669 related to amortization of unrealized loss on interest rate swaps

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	March 31, 2009	Dec. 31, 2008

ASSETS
Current assets
Cash and cash equivalents	60,936	59,020
Voyage receivables from OSG	7,272	8,791
Prepaid expenses	1,076	382
Prepaid technical management fee to OSG		768

Total current assets	69,284	68,961

Vessels, net of accumulated depreciation	455,921	462,387
Total assets	525,205	531,348

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued expenses	9,168	6,400
Derivative Financial Instruments	12,833	10,945
Deferred shipping revenues		7,855
Total current liabilities	22,001	25,200

Long term liabilities
Long term debt	342,899	342,852
Derivative Financial Instruments	14,425	15,473
Total long term liabilities	357,324	358,325

Shareholders' equity
Preferred stock		0
Common stock	392	392
Paid-in additional capital	200,879	200,570
Retained earnings/(deficit)	(31,642)	(26,721)
Accumulated other comprehensive income/(loss)	(23,749)	(26,418)
		0
Total stockholders' equity	145,880	147,823

Total liabilities and stockholders' equity	525,205	531,348

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
($ in thousands)

	1Q 2009 Jan 1 - March 31, 2009	1Q 2008 Jan 1 - March 31, 2008

Cash Flows from Operating Activities:
Net income	6,859	7,625
Depreciation and amortization	6,513	6,240
Deferred compensation related to options and restricted stock granted	309	100
Amortisation and swap expense	3,509	0
Changes in operating assets and liabilities:
Receivables	1,519	(1,254)
Prepaid expenses	74	(336)
Accounts payable, accrued expenses and deferred revenue	(5,087)	1,141

Net cash provided by operating activities	13,696	13,516

Cash flows from Investing Activities:
Expenditures for vessels	0	(90,330)
Decrease/(increase) in vessel acquisition deposits	0	9,145

Net cash (used in) investing activities	0	(81,185)

Cash flows from Financing Activities
Issuance of long-term debt, net of acquisition costs	0	90,300
Cash dividends paid	(11,780)	(10,511)
Net cash provided by/ (used in) financing activities	(11,780)	79,789

Net increase/(decrease) in cash and cash equivalents	1,916	12,120
Cash and cash equivalents at beginning of period	59,020	10,365
Cash and cash equivalents at end of period	60,936	22,485

Interest paid	4,614	3,975

SUMMARY CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDERS EQUITY
($ in thousands except shares)

	Common Stock		Paid-in
	Shares	Amount	Additional Capital	Retained Earnings	Cash Flow Hedges	Total equity
Balance at January 1, 2008	30,030,811	300	108,760	(26,967)	(10,218)	71,875

Cash dividends declared and paid				(10,510)		(10,510)
Issue of Common stock						-
Compensation related to options and restricted stock			100			100
Issue of restricted stock awards						-
Total comprehensive income				7,625	(11,726)	(4,101)
Balance at March 31, 2008	30,030,811	300	108,860	(29,852)	(21,944)	57,364

Balance at January 1, 2009	39,238,807	392	200,570	(26,721)	(26,418)	147,823

Cash dividends declared and paid				(11,780)		(11,780)
Issue of Common stock						-
Compensation related to options and restricted stock	28,609		309			309
Issue of restricted stock awards						-
Total comprehensive income				6,859	2,669	9,528
Balance at March 31, 2009	39,267,416	392	200,879	(31,642)	(23,749)	145,880

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2009

Basis for preparation
The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

Significant accounting policies
The condensed financial statements have been prepared under historical cost convention, except for the revaluation of certain financial instruments. The accounting policies that have been followed in these condensed financial statements are the same as presented in the attached IFRS conversion document.

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 8:30 am ET on Tuesday May 19, 2009 to discuss the results for the first quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (866) 713 8565 within the United States and +1-617-597-5324 for international calls. The passcode is “DHT Maritime”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

An audio replay of the conference call will be available from 11:30 a.m. ET on May 19, 2009 through May 26, 2009 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 71341557. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtmaritime.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:	Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: info@dhtmaritime.com and eu@tankersservices.com